NEWS RELEASE

ALDA Revises Debt Settlement Negotiations

August 1, 2012 - Vancouver, British Columbia, Canada: ALDA Pharmaceuticals Corp. (the “Company” or “ALDA”) announces that it has arranged for the settlement of certain debts of approximately CDN$900,000 by the issuance of up to 11,000,000 common shares to creditors at a deemed value of $0.08 to $0.10 per share.

Approximately $220,000 of additional debt is anticipated to be settled for approximately $190,000 in cash and the remaining debts of approximately $185,000 are still the subject of discussion with the creditors.

There will be no change of control or new insiders created as a result, and all shares issued will be subject to a

4-month hold period running from the date of issuance. The proposed debt settlement is subject to the approval of the TSX Venture Exchange.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.